

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 18, 2016

Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC
615 Michigan Street
Milwaukee, Wisconsin 53202


RE: Matrix Advisors Funds Trust
File Nos.: 811-23175; 333-212637


Dear Mr. Barolsky:

On July 22, 2016, Matrix Advisors Funds Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of one series, Matrix Advisors Dividend Fund ("Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus

General

Fees and Expenses – Page 1

1. We note the fee table is incomplete. Please complete the fee table.

2. Footnote 2 of the fee table states that the Expense Cap will remain in effect until at least October 31, 2017. Given that the registration is not effective yet, that date may be less than one year from the effective date of the registration statement's effective date. Please confirm that the fee waiver referred to in footnote 2 will be effective for no less than one year from the effective date of the Fund's registration statement. *See*, Instruction 3(e) to Item 3 of Form N-1A.

3. Disclosure on page 17 indicates that the Board has adopted a Distribution and Service Plan under Rule 12b-1 of the 1940 Act, and that there are "no plans to impose these fees." Thus, please change the line item for that fee from "None" to "0.00%" and please confirm that the fee will not be imposed for at least one year from the date of the effective date of the registration statement.

Principal Investment Strategies – Page 2

4. The last sentence in the first paragraph of this section states that Fund will invest at least 80% of its net assets in dividend-paying stocks. Please describe the criteria that the Fund will use when determining what is a dividend-paying stock.

5. Please briefly define the terms "intrinsic value," "fundamental deterioration," and "attractive value."

6. The second paragraph states that the Fund invests in stocks of companies with market capitalizations of at least $2 billion. However, a principal investment risk is "Large Capitalization Company Risk." Given that generally the capitalization range for large companies is $17 to $79 billion, please revise the disclosure in the strategy and the risks to comport with the capitalization size of the companies the Fund will invest in.

7. We note that on page 4, in "Additional Information," there is a succinct discussion in the section titled "Classic Valuation Analysis." This section contains four reasons why stocks in the Fund's portfolio may be sold. Please consider moving this discussion to the Principal Investment Strategies section of the Summary Prospectus.

8. Please briefly define American Depositary Receipts when first mentioned in the prospectus.

Principal Investment Risks- Pages 2-3

9. "Sector Emphasis Risk" is listed as a principal risk. Please add disclosure to the Principal Investment Strategies section as to what sector(s) or industries the Fund will invest a substantial portion of the Fund's assets in, and provide appropriate disclosure of the risks of investing in the particular sector(s) or industries.

10. With respect to "American Depository Receipt ("ADR") Risk," consider adding disclosure about the differences between sponsored and unsponsored ADRs.

11. Please consider moving the discussion of temporary defensive strategies to the Item 9 disclosure.

12. It appears that the Fund will invest in foreign securities. If appropriate, please disclose the risks of investing in emerging market securities.

Portfolio Managers- Page 3

13. The disclosure currently indicates the portfolio managers have been serving since "2016 (inception)." Please disclose the actual date on which the portfolio managers commenced service with the Fund.

<u>Additional Information – Page 4</u>

14. The Fund's policy of investing 80% of its assets in dividend-paying stocks is non-fundamental; accordingly, please disclose that shareholders will be provided with at least 60 days prior notice of any change in the policy. *See*, Rule 35d-1 under the 1940 Act.

<u>Similarly Managed Account Performance – Pages 6 - 7</u>

15. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a) (16) under the Investment Advisers Act of 1940.

<u>Portfolio Holdings Disclosure – Page 7</u>

16. Per Item 9(d) of Form N-1A, please "[s]tate that a description of the Fund's policies and procedures with respect to the disclosure of Fund's portfolio securities is available . . . on the Fund's website, if applicable."

<u>How to Buy Shares – Pages 9 – 10</u>

17. The first sentence in the fourth paragraph states that the "Fund reserves the right to reject any purchase in whole or in part."   The second sentence includes that the Fund reserves the right to "disallow any further purchases or redemptions from any account."   Please disclose the maximum amount of time the Fund will take to inform investors of such rejections or cancellations. Also, explain the authority allowing the Fund to cancel redemption requests. *See* Section 22(e) of the Investment Company Act of 1940.

Statement of Additional Information ("SAI")

<u>Description of Permitted Investments – Pages B-3 – B-8</u>

18. Please clarify that the Fund will only purchase the types of investments disclosed in this section (which are not disclosed in the prospectus) as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. *See*, Item 16 (b) of Form N-1A.

PART C- Other Information

<u>Item 28 Exhibits</u>

19. We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Item 35 Undertakings

20. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is "not applicable." Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Signatures

21. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

General Comments

We note that portions of the filings are incomplete (or in brackets). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel